Exhibit 1.3

CDC Corporation’s mobile value added services and online gaming unit, China.com Inc., reports Q1
2006 revenues up 72% and net income up 51% as compared with Q1 2005

Q1 2006 Financial and operational highlights for China.com Inc. (under Hong Kong GAAP):

•	Total revenue was HK$130 million (Approx. US$ 16.7 million), up 72% year-on-year and 11% quarter-on-quarter

•	Gross Profit was HK$78 million (Approx. US$ 10.0 million), up 89% year-on-year and 5% quarter-on-quarter

•	Net income was HK$8.5 million (Approx. US$1.1 million), up 51% from HK$5.6 million (Approx. US$ 717,900) in Q1 2005

•	Yulgang surpassed 330,000 peak concurrent users and 22 million registered users. The online game subsidiary of China.com Inc. contributed nearly HK$40 million (Approx. US$5.1 million) in revenues and continued to be the key growth driver

Hong Kong, Beijing — 9 May 2006 - China.com Inc. (“China.com”; Hong Kong Stock Code: 8006), a Mobile Value Added Services (MVAS), Internet services and online game provider operating principally in China, and a 77%-owned* subsidiary of CDC Corporation (NASDAQ: CHINA), announced its financial results for the three months ended 31 March, 2006 under Hong Kong GAAP.

“In Q1 2006, we achieved excellent results across our core business units. While online game business was a particularly strong driver, our China.com portal continued to play a strategic role in enhancing our brand value,” said Albert Lam, Chief Executive Officer of China.com. “During the quarter, we also achieved our goal of transforming our mobile services and applications business unit from a SMS focused service provider to one with a balanced portfolio of SMS and advanced mobile products.”

Online Games

In Q1 2006, Yulgang continued to achieve new milestones and sustain strong growth momentum. Peak concurrent users for Yulgang surpassed 330,000, representing a quarter-on-quarter increase of 27%. Registered users exceeded 22 million in Q1 2006, up 47% quarter-on-quarter. Server groups throughout China supporting Yulgang and the company’s other online games numbered 43, up 19% quarter-on-quarter. Compared to Q4 2005, the online game revenue increased by 59% to nearly HK$40 million (Approx. US$ 5.1 million) in Q1 2006.

During the quarter, China.com increased its shareholding in 17game from 48% to 100%. 17game is a leading massive multiplayer online role-playing games (MMORPG) provider with a proven track record in launching and distributing successful online games for the China market, including Yulgang.

Portal

In Q1 2006, the China.com portal clearly listed four strategic focus areas: (1) build China.com’s Chinese website as a portal for Chinese professionals; (2) build China.com’s English channel as the world’s gateway to China; (3) leverage the value of China.com’s URL and establish services in City.China.com, Country.China.com and Brand.China.com; (4) prepare for launch of new products and services to existing enterprise clients, such as Software as a Service (SaaS).

In achieving the first two goals, the China.com portal reformatted its homepage, launched a Lifestyle channel and revamped its English channel in Q1 2006. These initiatives have been well-received by the China.com users and its unique Luxury sub-channel has already generated over 800,000 daily page views.

As for the development of Country.China.com services, the China.com portal has established strategic partnership with ProAdvertising, an Italian online advertisement company, by jointly launching Italy.China.com. The new website provides Chinese Internet users with the latest Italian content in fashion, music, tourism, football and gourmet cooking, and serves as a gateway for Italian and other European businesses to enter the China market.

To further build entertainment content suited for well-educated Chinese professionals, the China.com portal formed a production team comprising former CCTV editors, writers and producers. The newly and uniquely produced “The Real Show” will be launched in May, which is expected to attract a new group of online audience, reinforce China.com’s brand equity, and further position the China.com portal as a major content source for the imminent mobile 3G era.

Mobile Value Added Services

In Q1 2006, total mobile services and applications revenues was HK$69 million (Approx. US$ 8.8 million), representing 53% of the company’s total revenue. Wireless application protocol (WAP) revenue grew by 36% on a quarter-on-quarter basis, driven by the company’s aggressive marketing and promotional activities.

During the quarter, China.com achieved a more balanced revenue mix from its mobile services and applications. Revenue contribution of short messaging services (SMS), WAP, interactive voice response (IVR) and multimedia messaging services (MMS) represented 36%, 30%, 23% and 11% respectively, comparing to 56%, 20%, 17% and 7% respectively in Q1 2005. In addition, the company signed a number of exclusive contracts with music companies to offer some of the hottest music albums of pop singers to its users.

“I am very pleased with the strong profit and organic revenue growth we have achieved in our mobile and online gaming unit in the first quarter,” said Peter Yip, Executive Vice Chairman and CEO of CDC Corporation. “I am particularly delighted with the positioning of the portal, www.china.com, as the world’s gateway into China as well as serving as a platform for launching SaaS for our CDC Software business in China in July.”

Mr. Yip continued, “We look to derive additional synergies between our two core business units while evaluating options that aggressively unlock shareholder value which could include a carve-out or spin-off, positioning each business as a “pure play” in their respective industries.”

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Notes to the Editor:

•	Starting from 2005, China.com changed the presentation of its MVAS revenue from a net basis (excluding the portion of the MVAS revenue paid to the mobile operators) to the gross basis (including the portion of the MVAS revenue paid to the mobile operators) in response to significant changes in operating processes in China’s MVAS business and to be consistent with the method of presentation used by the majority of the company’s peers in the MVAS sector.

•	The information presented in these Financial Results and Business Highlights should be read in conjunction with the announcement posted on the website of the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited ( www.hkgem.com ).

•	For reference only: Currency exchange rate for the Hong Kong Dollar to the US Dollar: HK$7.8 = US$ 1.

•	Hong Kong GAAP differs in certain significant respects from US GAAP. The financial results presented above have not been reconciled to US GAAP.

•	China.com Inc. consolidates the online games business under Hong Kong GAAP and it is reported as a segment in the unit’s financial statements. However, the parent, CDC Corporation, currently accounts for the online games business using the equity method, and the business is not currently reported as a segment in CDC Corporation’s financial statements.

•	In late March, China.com acquired the remaining portion of the parent of Beijing 17game Network Technology Co Limited (“17game”) for cash and shares. Issuance of those shares diluted CDC Corporation’s interest from 81% to 77%.

About CDC Corporation
CDC Corporation (NASDAQ: CHINA) is focused on enterprise software, mobile applications and online games. As part of its strategic review the company has reorganized into two primary operating business units, CDC Software and China.com Inc.

About China.com Inc.
China.com Inc. (stock code: 8006; website: www.inc.china.com), a leading Mobile Value Added Services (MVAS), Internet services and online game company operating principally in China, and a 77%-owned subsidiary of CDC Corporation (formerly chinadotcom corporation) (NASDAQ: CHINA; website: www.cdccorporation.net), was listed on the GEM of the Stock Exchange of Hong Kong Limited on March 9, 2000. In December 2000, China.com Inc. was admitted as a constituent stock of the Hang Seng IT and IT Portfolio Indices.

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding the launch of future products and services, continued expansion and growth of our businesses, potential acquisitions, synergies between our businesses and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to continue to grow the online game Yulgang; (b) the ability to build a broader portfolio of games and selectively acquire synergistic and earnings accretive gaming companies in China; (c) the ability to integrate operations or new acquisitions including 17game in accordance with the company’s business strategy; (d) the ability of the portal operations to achieve its 4 strategic goals for 2006; (e) the ability to attract a new group of online audience for the portal through the creation of new content; (f) the ability to develop and market successful Advanced Mobile Products; (g) the effects of restructurings and rationalization of operations;. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2004 on Form 20-F/A filed on October 11, 2005. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

For further information, please contact:

Media Relations	Investor Relations
Ida Ho Corporate Communications Manager China.com Inc. Tel: (852) 2237 7181 Fax: (852) 2571 0410 e-mail: ida.ho@hk.china.com	Craig Celek Vice President, Investor Relations CDC Corporation Tel: 1 (212) 661 2160 Fax: 1 (646) 827 2421 e-mail: craig.celek@cdccorporation.net